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                       Filed by Acacia Research Corporation Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company: CombiMatrix Corporation

                                                     Form S-4 File No. 333-87654


                                                           CONTACTS: Rob Stewart
                                                              Investor Relations
FOR RELEASE                                                   Tel (949) 480-8300
-----------                                                   Fax (949) 480-8301
November 8, 2002


            ACACIA RESEARCH REGISTRATION STATEMENT DECLARED EFFECTIVE

NEWPORT BEACH, Calif. (BUSINESS WIRE) - November 8, 2002 - Acacia Research Corporation (Nasdaq: ACRI) announced today that its Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission. The Registration Statement relates to the Company's Special Meeting of Stockholders, to be held on December 11, 2002, at which stockholders will vote on several proposals.

At the Special Meeting, stockholders of record on November 1, 2002 will vote on the recapitalization of Acacia Research to divide its common stock into two new classes -- "Acacia Research--CombiMatrix" stock, that is intended to reflect the performance of its subsidiary CombiMatrix Corporation, and "Acacia Research--Acacia Technologies" stock, that is intended to reflect the performance of Acacia Research's media technology businesses. The "Acacia Research--CombiMatrix" stock and the "Acacia Research--Acacia Technologies" stock are both classes of common stock of Acacia Research and are not stock issued by the respective groups.

If the proposal is approved, Acacia Research stockholders would receive shares of both of the new classes of stock in exchange for the shares they now hold.

Stockholders will also vote on a merger agreement pursuant to which Acacia Research would acquire the shares of CombiMatrix that Acacia Research does not already own. The proposed acquisition would be accomplished through a merger in which the stockholders of CombiMatrix other than Acacia Research would receive shares of the new "Acacia Research--CombiMatrix" stock, in exchange for their existing shares. Stockholders will also vote on two related proposals to approve new stock incentive plans for each business group.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES COVERED BY THE REGISTRATION STATEMENT OR DETERMINED IF THE PROXY STATEMENT AND PROSPECTUS WHICH ARE PART OF THE REGISTRATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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ABOUT ACACIA RESEARCH CORPORATION

Acacia Research develops, licenses and provides products for the life science and media technology sectors. Acacia licenses its V-chip technology to television manufacturers and owns pioneering technology for digital streaming and video-on-demand. Acacia Research's CombiMatrix subsidiary is developing a bio-chip technology for the life science market. Acacia Research's website is located at www.acaciaresearch.com.

ABOUT COMBIMATRIX

CombiMatrix is developing a platform technology that has a wide range of applications, from DNA synthesis/diagnostics to immunochemical detection. The platform allows the company to rapidly produce customizable active biochips, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. The company is designing its products principally to be responsive to the needs of pharmaceutical, biotechnology, and academic researchers in analyzing raw genomic data in the discovery and development of pharmaceutical products. CombiMatrix's Web site is located at www.combimatrix.com.



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995:

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED UPON OUR CURRENT EXPECTATIONS AND SPEAK ONLY AS OF THE DATE HEREOF. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY AND ADVERSELY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS AND UNCERTAINTIES, INCLUDING THE RECENT SLOWDOWN AFFECTING TECHNOLOGY COMPANIES, OUR ABILITY TO SUCCESSFULLY DEVELOP PRODUCTS, RAPID TECHNOLOGICAL CHANGE IN OUR MARKETS, CHANGES IN DEMAND FOR OUR FUTURE PRODUCTS, LEGISLATIVE, REGULATORY AND COMPETITIVE DEVELOPMENTS AND GENERAL ECONOMIC CONDITIONS. OUR ANNUAL REPORT ON FORM 10-K, RECENT AND FORTHCOMING QUARTERLY REPORTS ON FORM 10-Q, RECENT CURRENT REPORTS ON FORMS 8-K AND 8-K/A, AND OTHER SEC FILINGS DISCUSS SOME OF THE IMPORTANT RISK FACTORS THAT MAY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

In connection with the proposed recapitalization and merger, Acacia Research has filed with the SEC a proxy statement/prospectus and other relevant materials that contain important information about the merger, the recapitalization and the stock incentive plans. The proxy statement/prospectus will be mailed to the stockholders of Acacia Research and CombiMatrix. Investors and stockholders of Acacia Research and CombiMatrix are urged to read the proxy statement/prospectus when it is available and the other relevant materials because they contain important information about Acacia Research, CombiMatrix, the merger, the recapitalization and the stock incentive plans. The proxy statement/prospectus and other relevant materials and any other documents filed by Acacia Research with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Acacia Research by directing a request to: Acacia Research Corporation, 500 Newport Center Drive, Newport Beach, CA 92660, Attn: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger, the recapitalization or the stock incentive plans.

Acacia Research, CombiMatrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Acacia Research in favor of the merger, the recapitalization and the stock incentive plans. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Acacia Research, CombiMatrix and their respective executive officers in the recapitalization, merger and stock incentive plans by reading the proxy statement/prospectus regarding the transactions.